Exhibit 4.21

Purchase AND DEVELOPMENT AGREEMENT

THIS PURCHASE AND DEVELOPMENT AGREEMENT (this “Agreement”), dated as of May 23, 2024, is entered into by and between (i) Lantheus Omega, LLC a Delaware limited liability company (“Purchaser”) and wholly owned subsidiary of Lantheus Holdings, Inc., and (ii) Radiopharm Theranostics Limited, an Australian public company, and Radiopharm Theranostics (USA), Inc., a Nevada corporation (each, a “Seller” and collectively, the “Sellers”). Purchaser and Sellers are, from time to time, referred to individually herein as a “Party,” and collectively as the “Parties.”

RECITALS

WHEREAS, Sellers desire to sell, perform development services relating to, and assign to Purchaser, and Purchaser desires to purchase, receive development services relating to, and assume from Sellers, certain assets and certain specified liabilities of Sellers, subject to the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Defined Terms. The following capitalized terms shall have the following meanings in this Agreement:

“Action” means any claim, action, suit, charge, complaint, grievance, arbitration, inquiry, mediation, audit, investigation, litigation or other proceeding (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator.

“Affiliate” of any Person means any Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Assigned Intellectual Property” means the Intellectual Property of Sellers which relate to, or are used or held for use in connection with, the Assigned Assets, including the Assigned Licenses.

“Assigned Licenses” means (i) the Exclusive License Agreement, dated March 22, 2022, by and between The Regents of the University of California, acting through The Technology Development Group of the University of California, Los Angeles, and Radiopharm Theranostics Limited (the “UCLA License Agreement”), (ii) the Exclusive License Agreement, July 9, 2021, by and between and between NanoMab Technology Limited (“NanoMab”) and Radiopharm Theranostics Limited (the “NanoMab License Agreement”), but only to the extent relating to TROP2 matters and (iii) the provisions of Appendix B of the Stock Purchase Agreement, dated March , 2023, among Radiopharm Theranostics (USA) Inc., and Radiopharm Theranostics Limited and Pharma 15 Corporation (collectly, the “SPA Parties”) (such agreement, the “SPA”), but only to the extent relating to DUNP19 matters (such assigned and assumed portion of the SPA, the “SPA Future Payment Obligations”).

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any confidential or proprietary information with respect to the Assigned Assets, including the terms of any agreements, methods of operation, customer lists, products, prices, fees, costs, technology, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters; provided, however, that “Confidential Information” does not include information that (i) is generally available to the public on the date hereof or (ii) becomes generally available to the public other than as a result of a disclosure that is prohibited hereunder.

“Consideration” means an amount equal to $2,000,000 (USD).

“Contract” means any written or oral commitment, agreement, note, letter of credit, mortgage, indenture, lease (whether for real or personal property), license, arrangement, contract, subcontract, undertaking, understanding or other legally-binding obligation of any kind or character.

“Governmental Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder (including the IRS).

“Intellectual Property” means all right, title and interest in or to technology or intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including all: (a) inventions (whether or not patentable or reduced to practice), developments, improvements, patents and patent applications (including all continuations, divisionals, continuations-in-part, provisionals and patents issuing on any of the foregoing, and all renewals, reexaminations, substitutions, extensions and reissues of any of the foregoing), (b) trademarks, service marks, service names, brand names, trade dress, trade names, logos, corporate names and other source or business identifiers, together with all of the goodwill associated with any of the foregoing, and any registrations, applications for registration, renewals and extensions of any of the foregoing, (c) copyrights, creations, designs and works of authorship (including Software), technical or other data, database and design rights, whether or not registered or published, and all registrations, applications for registration, renewals, extensions and reversions of any of the foregoing, (d) trade secrets, know-how, formulae, algorithms, methods, processes, techniques, procedures, ideas, information, (e) rights of privacy and publicity, (f) other intellectual property or proprietary rights of any kind or nature arising under the Laws of any jurisdiction throughout the world or pursuant to any international convention, and (g) other tangible embodiments of the foregoing in any form or format.

“IRS” means the United States Internal Revenue Service.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“Liability” means any liability, debt, obligation, penalty, fine or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due.

“Liens” means all liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, restrictions, mortgages and other possessory interests, conditional sale or other title retention agreements, assessments, covenants, licenses, restrictions, rights of first refusal, defects in title, encroachments and other burdens, options or encumbrances of any kind.

“Losses” means, with respect to any Person, any actual losses, Liabilities, claims, demands, judgments, damages, suits, actions, causes of action, costs, damages, deficiencies, penalties, fines or expenses (including interest, penalties, reasonable attorneys’ and other professionals’ fees and expenses, and court costs) against or affecting such Person.

“Order” means any award, decision, injunction, judgment, ruling or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

“Organizational Documents” means (a) the articles or certificates of incorporation and the by-laws of a corporation, (b) the operating or limited liability company agreement and the certificate of formation or articles of organization of a limited liability company, (c) any charter, joint venture agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (d) any amendment to or equivalent of any of the foregoing.

“Permit” means all permits, authorizations, certificates, franchises, consents and other approvals from any Governmental Authority.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or any other entity or Governmental Authority.

“Purchased Assets” means any and all data and information regarding the compounds and other technology identified in the Assigned Intellectual Property or Assigned Licenses, including clinical, preclinical and other data, know-how, clinical trial results and analyses, and tangible copies of the foregoing.

“Radiopharm AUS” means Radiopharm Theranostics Limited, an Australian public company.

“Registered Intellectual Property” means all Assigned Intellectual Property owned or licensed by Sellers which is registered, or is the subject of an application for registration currently filed or in preparation to be filed, in the United States Copyright Office, the United States Patent and Trademark Office, any Internet domain name registrar or in any like foreign or international office or agency.

“Representatives” means, with respect to a Person, such Person’s officers, directors, stockholders, equityholders, members, employees, consultants, attorneys, accountants, financial advisors, and other agents.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize, develop, support, maintain, debug, modify, translate, adapt or improve any of the foregoing; (iii) data, databases and compilations of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Tax” means (i) any federal, state, local or foreign tax, assessment, fee, levy or other charge of any kind whatsoever of any Governmental Authority whether or not disputed (including any income, profits, net worth, franchise, transfer, registration, net worth, branch profits, gross receipts, capital stock, capital gains, ad valorem, value-added, sales, use, production, alternative or add-on minimum, license, lease, service, service use, recapture, employment, unemployment, disability, documentary, intangible, property, transfer, payroll, social security, escheat, estimated, excise, export, severance, environmental, natural resources, stamp, occupation, premium, real property gains, windfall profits, customs, duties or withholding tax), (ii) any fine, penalty, interest, or addition with respect thereto, imposed, assessed or collected by or under the authority of any Governmental Authority and (iii) any liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

“Treasury Regulations” means the final and temporary Treasury regulations promulgated under the Code.

ARTICLE 2
Purchase AND ASSIGNMENT

2.1 Purchase. At the Closing, subject to the terms and conditions set forth herein, Sellers shall and hereby do sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, assume and receive from Sellers, all of Sellers’ right, title, benefit and interest in, to the Purchased Assets and all other Intellectual Property licensed to the Sellers under the Assigned Licenses (to the extent not effectively transferred under Section 2.2, 5.5 or 5.6) to research, have researched, develop, have developed, manufacture, have manufactured, use, have used, import, have imported, offer for sale, have offered for sale, sell, have sold and otherwise exploit the Purchased Assets, Assigned Assets, Assigned Intellectual Property and the Intellectual Property licensed to Sellers under the Assigned Licenses, in all fields in all countries. From and after Closing, LNTH will have all control over the Purchased Assets.

2.2 Assignment of Certain Assets. At the Closing, subject to the terms and conditions set forth herein, Sellers shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, assume and receive from Sellers, all of Sellers’ right, title, benefit and interest in, to the Assigned Licenses and all of the assets, properties and rights of every kind and nature which relate to, or are used or held for use in connection with, the Assigned Licenses, including those assets set forth on Exhibit A (collectively, the “Assigned Assets”), free and clear of any Lien and in exchange for the consideration set forth in this Article 2. Exhibit A may amended by Purchaser following the Closing to add such additional Contracts relating to any of the Assigned Licenses set forth on Exhibit B (the “Optioned Contracts”). In the event that Purchaser amends Exhibit A to add the Optioned Contracts, references to the Assigned Assets under this Agreement shall be contrued as references to the Assigned Assets as of the date hereof together with the Optioned Contracts, and the representations and warranties of Sellers contained in Section 3.9 shall be true and correct in all respects on and as of the date Purchaser assumes such additional Optioned Contracts.

2.3 Assumption of Certain Liabilities. At the Closing, Purchaser will assume and agree to pay, perform, and discharge, when due, all Liabilities of Sellers arising pursuant to the Assumed Contracts or relating to Purchaser’s ownership and operation of the Assigned Assets, in each case solely to the extent arising on or after the Closing, and in each case except any Liabilities related to or arising out of any actions taken, or breach of any of the Assumed Contracts, by Sellers or during Sellers’ ownership and operation of the Assigned Assets prior to the Closing (collectively, the “Assumed Liabilities”). It is understood and agreed by the Parties that, except for the Assumed Liabilities, Purchaser is purchasing the Assigned Assets exclusive of any and all other Liabilities of Sellers (including any Liabilities owed to Affiliates), and that Sellers shall remain responsible for the payment and performance of and shall pay and perform all such other Liabilities (the “Obligations”), even if such Obligations are first manifested after the Closing Date, and regardless of whether they are known or unknown, accrued, absolute, contingent or otherwise, including, but not limited to, claims of creditors, and any and all Tax obligations imposed by any Governmental Authority, or any other Liability to which Sellers are subject.

2.4 Bifurcation of NanoMab License Agreement. For clarity, Sellers are retaining all rights and obligations under the NanoMab License Agreement to the extent relating to HER2 and PTK7 matters, such retained rights shall not constitute a Assigned License or Assigned Assets hereunder, such retained obligations shall constitute Obligations hereunder and shall not constitute Assumed Liabilities hereunder, and the Parties intend to negotiate with NanoMab one or more amendments, restatements, novations and/or other agreements after Closing in order to separate the respective rights and obligations of the parties vis-à-vis NanoMab, as contemplated by Section 5.5(b).

2.5 Bifurcation of the SPA Future Payments Obligations. For clarity, Sellers are retaining all rights and obligations under the SPA other than the SPA Future Payment Obligations, such retained rights shall not constitute a Assigned License or Assigned Assets hereunder, such retained obligations shall constitute Obligations hereunder and shall not constitute Assumed Liabilities hereunder, and the Parties intend to negotiate with the other SPA Parties one or more amendments, restatements, novations and/or other agreements after Closing in order to separate the respective rights and obligations of the parties vis-à-vis the other SPA Parties, as contemplated by Section 5.6.

2.6 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with and on the date (the “Closing Date”) of the execution of this Agreement.

2.7 Withholding and Transfer Taxes. Purchaser shall be entitled to deduct and withhold from the Consideration all Taxes that Purchaser may be required to deduct and withhold under any applicable Tax Law. All such withheld amounts shall be treated as delivered to Sellers hereunder. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and other transactions contemplated hereby (all such Taxes, “Transfer Taxes”) shall be borne and paid by Sellers.

2.8 Closing Deliveries of the Parties. Within five (5) Business Days after the Closing:

(a) Purchaser shall pay the Consideration to Radiopharm AUS by wire transfer of immediately available funds in accordance with the wire transfer instructions previously provided by Radiopharm AUS.

(b) Sellers shall deliver to Purchaser each of the following:

(i) such bills of sale, assignments and such other instruments of transfer as shall transfer to Purchaser full title to the Assigned Assets free and clear of all Liens, all of which documents shall contain appropriate and customary warranties and covenants of title and shall be in form and substance mutually acceptable to the parties hereto (the “Ancillary Documents”);

(ii) all consents, waivers and approvals from, and all notices to, all Persons which consents, waivers, approvals and notices are required to consummate, or in connection with, the transactions contemplated by this Agreement;

(iii) original (or, if not in Sellers’ custody or control, copies) books, papers, ledgers, documents and records relating to or constituting part of the Assigned Assets; and

(iv) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Purchaser, as may be required to give effect to this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

Each Seller hereby makes the representations and warranties contained in this Article 3 to Purchaser as of the Closing Date.

3.1 Organization, Good Standing and Other Matters. Seller is (i) duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and as presently proposed to be conducted by it except where such failure would not materially and adversely affect the Assigned Assets or Seller’s ability to consummate the transactions contemplated by this Agreement.

3.2 Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action on the part of Seller, and no other company action or action on the part of Seller, its board of directors, or its stockholders is necessary to authorize the execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming the due execution and delivery of this Agreement by Purchaser, constitutes a valid and binding obligation of Seller enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles (collectively, “Equitable Principles”).

3.3 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller will not (i) violate the provisions of the Organizational Documents of Seller, (ii) violate any Law or Order applicable to Seller or the Assigned Assets in any material respect, (iii) require Seller to obtain any material consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a material violation or breach of (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the consent of any third party to, any Assumed Contract, or (v) result in the imposition or creation of any material Lien upon or with respect to any of the Assigned Assets.

3.4 Title to Assigned Assets. Sellers owns and has good and marketable title to the Assigned Assets, free and clear of all Liens, and has the right to sell, transfer and assign all of the Assigned Assets to Purchaser. Immediately following the Closing, Purchaser will be the lawful sole and exclusive owner of, and have good and marketable title to, its interest in the Assigned Assets, free and clear of all Liens. All Assigned Assets are in the possession, custody or control of Sellers. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Seller.

3.5 Sufficiency of Assigned Assets. The Assigned Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary or useful for Purchaser to use, enjoy or exploit the benefits of the Purchased Assets, Assigned Assets, Assigned Intellectual Property and the Intellectual Property licensed to Sellers under the Assigned Licenses.

3.6 Compliance With Laws; Permits. Seller is and has been in compliance with all Laws and Orders applicable to the Assigned Assets. No Permits are required for the ownership of the Assigned Assets.

3.7 Litigation. There is no Action pending or threatened against Seller with respect to the Assigned Assets nor do facts or circumstances exist that would reasonably be likely to result in such an Action. There has been no Action against Seller with respect to the Assigned Assets.

3.8 Tax Matters. There are no Liens for Taxes upon any of the Assigned Assets nor is any Governmental Authority in the process of imposing any Liens for Taxes on any of the Assigned Assets nor is there any reasonable basis for the imposing of any such Liens.

3.9 Assumed Contracts. Exhibit A contains a complete list (including each amendment, supplement, and modification), whether oral or written, of all agreements directly relating to any of the Assigned Licenses (the “Assumed Contracts”). Each Assumed Contract is valid and binding on Seller in accordance with its terms and is in full force and effect (subject to the Equitable Principles). None of Seller or any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assumed Contract. No event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a breach, violation or an event of default under any Assumed Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. Complete and correct copies of each Assumed Contract have been made available to Purchaser. There are no disputes pending or threatened, under any Assumed Contract. Except with respect to the Assigned Licenses (but subject to Sellers’ compliance with Section 5.1(b)), no consents, waivers and approvals from, or notices to, any Persons are required to consummate, or in connection with, the transactions contemplated by this Agreement which have not been obtained prior to the Closing.

3.10 Intellectual Property.

(a) Seller has no present or past patent, trademark, copyright or other Intellectual Property registrations or applications related to the Assigned Intellectual Property or Purchased Assets.

(b) Seller owns the entire right, title and interest in and to, and has the full right to enjoy and exploit for its benefit, free and clear of any Liens or similar restrictions of any kind or nature whatsoever (and has not imposed or caused to be imposed by way of agreement or otherwise any of the foregoing on), the Assigned Intellectual Property, including the use, license or transfer thereof; title in all the Assigned Intellectual Property is in the name of Seller, and title in all Registered Intellectual Property licensed to Seller is in the name of the licensor; there is not now and has not been at any time a pending or threatened claim, suit or proceeding by any third party contesting ownership or other rights in the Assigned Intellectual Property and there is no basis for any such claim, suit or proceeding; and Seller is not obligated to pay any royalty, fee, milestone or other consideration to any Person in connection with the use of any Assigned Intellectual Property.

(c) There is not now and has not been at any time in the past any pending or threatened (including any so-called ‘invitation to license’ letter), claim, suit or proceeding by another Person that alleges that Seller, or the manufacturing, testing, marketing, offer for sale, sale, importation, use or other operation of the Assigned Assets or Purchased Assets, infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Intellectual Property of any third party and there is no basis for any such claim, suit or proceeding. No Person is or has been infringing, misappropriating or otherwise violating any of the Assigned Intellectual Property or Purchased Assets. Seller has not asserted rights in any of the Assigned Intellectual Property against any Person in a formal legal proceeding or in any cease and desist letter or other notice, including in the nature of offering a license or covenant not to sue.

(d) There has not been any claim, suit, or proceeding of any invalidity, unenforceability, infringement, misappropriation or violation identified or threatened, by any third party with respect to the Assigned Intellectual Property or Purchased Assets. None of the Assigned Intellectual Property or Purchased Assets are subject to any injunction, directive, order, judgment, charge, disposition of dispute or settlement where Seller is a party.

(e) Seller has valid and enforceable agreements that assign to Seller all right, title, and interest in and to the Assigned Intellectual Property with all Persons previously or presently employed or engaged as consultants or employees or otherwise involved in the development, testing, manufacture, or other operation of the Assigned Intellectual Property or Purchased Assets. No third party and no Affiliate of Seller has asserted or threatened any right or claim in and/or to the Assigned Intellectual Property or Purchased Assets as a result of that third party having been previously employed or engaged as a consultant or otherwise involved in the development, testing, manufacture or other operation of the Assigned Intellectual Property or Purchased Assets; and no employee of Seller has entered into any agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his or her work to anyone other than Seller.

(f) There are no settlements, forbearances to sue, consents, Orders or similar obligations that (i) restrict Seller’s rights to use, enjoy or exploit any Assigned Intellectual Property or Purchased Assets, (ii) restrict Seller’s use or commercialization of the Assigned Intellectual Property or Purchased Assets, or (iii) permit third parties to use any Assigned Intellectual Property or Purchased Assets. Seller has not entered into any agreement relating to the Assigned Intellectual Property or Purchased Assets requiring either Seller to indemnify any Person, or any Person to indemnify Seller, against infringement, misappropriation or other violation of any Intellectual Property owned by others. Seller has not entered into any agreement requiring Seller to grant any Person the right to bring infringement or misappropriation actions or otherwise defend or enforce rights, with respect to any of the Assigned Intellectual Property, nor the right to control the preparation, filing, prosecution or maintenance of any of the Assigned Intellectual Property. Seller has not granted a license, option, covenant not to sue or similar right to or on any of the Assigned Intellectual Property.

(g) No Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, or right to royalties for, or to impose any jurisdictional requirement on the use or commercialization of the Assigned Intellectual Property or any component thereof. No funding, facilities, or personnel of any educational or research institution were used to develop or create in whole or in part, any of the Assigned Intellectual Property. No educational or research institution has any right to, or right to royalties for, or to impose any requirement on the use or commercialization of the Assigned Intellectual Property or Purchased Assets.

(h) With respect to the NanoMab License Agreement: (i) the conditions set forth in Section 2.1 of NanoMab License Agreement were timely attained and such attainment was confirmed in writing by Seller and NanoMab; and (ii) Sections 4.2(c) and 4.2(d) of the NanoMab License Agreement have been fully satisfied and licensee has no further obligations thereunder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the representations and warranties contained in this Article 4 to Sellers as of the Closing Date.

4.1 Organization, Good Standing and Other Matters. Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation.

4.2 Authority. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby, has been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming the due execution of this Agreement by the other Parties, constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, the Equitable Principles.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1 Further Assurances; Third Party Consents.

(a) Each of Sellers and Purchaser shall, and shall cause their controlled Affiliates to, (i) take, or cause to be taken, all actions, including executing and delivering such further instruments, as may be necessary or appropriate to consummate the transactions contemplated by this Agreement, and (ii) obtain at the earliest practicable date all consents, waivers, approvals, Orders, Permits, authorizations and declarations from, make all filings with, and provide all notices to, all Governmental Authorities which are required to consummate, or in connection with, the transactions contemplated by this Agreement.

(b) As soon as practicable after the Closing, Sellers shall obtain all consents, waivers and approvals from, and provide all notices to, all Persons which consents, waivers, approvals and notices are required to consummate, or in connection with, the transactions contemplated by this Agreement. All such consents, waivers, approvals and notices, if any, shall be in writing and in form and substance reasonably satisfactory to Purchaser, and executed counterparts of such consents, waivers and approvals shall be delivered to Purchaser promptly after receipt thereof, and copies of such notices shall be delivered to Purchaser promptly after the making thereof.

5.2 Publicity. Sellers shall not issue or permit to be issued any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Purchaser (except as required by applicable Law, in which case, Sellers shall consult Purchaser and consider including its reasonable comments). Notwithstanding the foregoing or anything else herein to the contrary, Purchaser may record this Agreement, or any Ancillary Document, with any Intellectual Property offices, registries or similar locations, or disclose this Agreement or any Ancillary Document to any third party, or publicly, to the extent reasonable relating to Purchaser’s enforcement, or other exercise or full enjoyment, of its rights in the Assigned Assets.

5.3 Confidentiality. From and after the Closing, Sellers shall, and shall cause its Affiliates to, hold in confidence and not use, and shall use its reasonable best efforts to cause its or their respective Representatives to hold in confidence and not use, any and all Confidential Information, whether written or oral, concerning the Assigned Assets, except to the extent necessary to enforce the terms and conditions of this Agreement or to the extent that Sellers can show with reasonable evidence that such information is generally available to and known by the public through no fault of Sellers, any of its Affiliates or their respective Representatives.

5.4 Development Services. Following the Closing, Sellers agrees to provide Purchaser with certain developmental services reasonably requested by Purchaser; provided that the total amount of developmental services shall not exceed 500 hours. Sellers shall render such developmental services (i) in a timely, professional, good and workmanlike, safe and competent manner; (ii) in scope consistent with, and in a manner in accordance with, the leading standards of skill, care, diligence, judgment, knowledge and effort exercised by reputable, internationally-recognized firms performing developmental services similar in type, scope and complexity to such developmental services; (iii) in compliance with all applicable laws and regulations; and (iv) without infringing or misappropriating any third party’s Intellectual Property rights and without disclosing or using any third party’s confidential or proprietary information. Sellers shall not be entitled to any separate compensation for the services described in this Section 5.4.

5.5 NanoMab Amendments. Following the Closing:

(a) Sellers shall provide Purchaser with all assistance reasonable requested by Purchaser to amend the NanoMab License Agreement to provide for the payment of any milestones due and payable to NanoMab Technology Limited under such agreement in cash in lieu of shares of Radiopharm AUS; and

(b) The Parties shall use commercially reasonable efforts to negotiate and finalize with the licensor under the NanoMab License Agreement, one or more amendments, restatements, novations and/or other agreements for purposes of bifurcating the respective rights and obligations of the parties vis-à-vis NanoMab in separate, legally-binding documents, such that (i) Purchaser obtains all rights and assumes all obligations to the extent relating to TROP2 matters and (ii) Sellers obtain all rights and assumes all obligations to the extent relating to HER2 and PTK7 matters.

5.6 SPA Amendments. After Closing, the Parties shall use commercially reasonable efforts to negotiate and finalize with the other SPA Parties under the SPA, one or more amendments, restatements, novations and/or other agreements for purposes of bifurcating the respective rights and obligations of the parties vis-à-vis the other SPA Parties in separate, legally-binding documents, such that (i) Purchaser obtains all rights and assumes all obligations to the extent relating to SPA Future Payment Obligations matters and (ii) Sellers obtain all other rights and assumes all other obligations under the SPA.

ARTICLE 6
INDEMNIFICATION

6.1 Indemnification. From and after the Closing, Sellers will indemnify and hold Purchaser, its Affiliates and their respective Representatives, and their respective successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”), harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any Losses based upon, resulting from or related to:

(a) the breach or inaccuracy of any of the representations or warranties made by Sellers in this Agreement or any other Ancillary Document;

(b) the breach or non-performance of any covenant or agreement made by Sellers in this Agreement or any other Ancillary Document; and

(c) any Liabilities or assets of Sellers not included in the Assigned Assets or the Assumed Liabilities, including the Obligations.

6.2 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Consideration for Tax purposes, unless otherwise required by Law.

ARTICLE 7
General provisions

7.1 Entire Agreement; Amendment. This Agreement, including the exhibits and schedules hereto and the other documents referred to herein which form a part hereof contain the entire understanding of the Parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) between the Parties with respect to such subject matter. This Agreement may be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement executed by Radiopharm AUS and Purchaser.

7.2 No Waiver. The failure of a Party to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement.

7.3 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Any such term or provision held invalid, illegal, or incapable of being enforced only in part or degree will remain in full force and effect to the extent not held invalid, illegal, or incapable of being enforced. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, such term or provision is hereby deemed modified to give effect to the original written intent of the Parties to the greatest extent consistent with being valid and enforceable under applicable Law.

7.4 Expenses and Obligations. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the Parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the Party that has incurred such expenses.

7.5 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) when delivered by hand (with written confirmation of receipt), (b) when sent by email of a PDF transmission during regular business hours of the recipient (with confirmation of transmission), (c) one (1) Business Day after being sent to the addressee, if sent by a nationally recognized overnight delivery service (receipt requested) or if sent by email of a PDF transmission after the regular business hours of the recipient, or (d) four (4) Business Days after being mailed to the addressee by certified or registered mail, return receipt requested and postage prepaid, in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a Party may designate by notice to the other Parties in accordance with this Section 7.5):

If to Purchaser:

c/o Lantheus Holdings, Inc.

201 Burlington Road

South Building

Bedford, MA 01730

Attn: Dan Niedzwiecki, General Counsel

Email:

with a copy to (which will not constitute notice):

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

Attn: Stacie Aarestad; Corey Brown

Email:

If to Sellers:

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street

Carlton, Victoria 3053, Australia

Attn: Paul Hopper, Executive Chairman and

Riccardo Canevari, CEO and Managing Director

Email:

Radiopharm Theranostics (USA), Inc.

701 S. Carson St

C/O VCORP Services LLC

Suite 200

Carson City, NV 89701

Attn: Paul Hopper, Executive Chairman and

Riccardo Canevari, CEO and Managing Director

Email:

Any of the above addresses may be changed at any time by notice given as provided above.

7.6 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

7.7 Governing Law; Submission to Jurisdiction; Consent to Service of Process.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware, United States of America without giving effect to any choice of law principles that would require or permit the application of the laws of another jurisdiction. This Agreement shall be deemed to be a contract made under seal.

(b) The Parties hereby irrevocably submit to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware over all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) and each Party hereby irrevocably agrees that all claims in respect of any such Action related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each of the Parties hereby consents to process being served by any Party to this Agreement in any Action by the delivery of a copy thereof in accordance with the provisions of Section 7.5.

7.8 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY CLAIM OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT) BROUGHT BY OR AGAINST IT THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT).

7.9 Assignment. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the Parties. No assignment of this Agreement may be made by any Party at any time, whether or not by operation of law, without the prior written consent of Radiopharm AUS and Purchaser; provided, however, that Purchaser may assign any of its rights or delegate any of its duties under this Agreement to any Affiliate of Purchaser without consent; provided further, however, that Purchaser may, without the consent of Sellers, assign this Agreement and its rights and obligations hereunder in whole or in part in connection with a change of control, merger, reorganization or sale of all, or substantially all, of Purchaser’s assets to which this Agreement relates (in each case, however, structured) to a third party.

7.10 Specific Enforcement. The Parties hereto agree that, if any of the provisions of this Agreement or any other document contemplated by this Agreement were not performed in accordance with its specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore, the Parties shall be entitled to specific performance of the terms hereof and thereof, in addition to any other remedy at law or in equity.

7.11 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties and the Purchaser Indemnified Parties any rights or remedies of any nature whatsoever under or by reason of this Agreement.

7.12 Headings; Construction. The headings and captions contained in this Agreement are provided for convenience only and will not affect its construction or interpretation. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “herewith” and words of similar import shall, unless expressly otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, appendix and schedule references are to the articles, sections, paragraphs, exhibits, appendices and schedules of this Agreement unless expressly otherwise specified. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

PURCHASER:

Lantheus Holdings, Inc.

By:	/s/ Brian Markison
	Name:	Brian Markison
	Title:	Chief Executive Officer

SELLERS:

Radiopharm Theranostics Limited

By:	/s/ Paul Hopper
	Name:	Paul Hopper
	Title:	Executive Chairman

By:	/s/ Riccardo Canevari
	Name:	Riccardo Canevari
	Title:	CEO and Managing Director

Radiopharm Theranostics (USA), Inc.

By:	/s/ Paul Hopper
	Name:	Paul Hopper
	Title:	Executive Chairman

By:	/s/ Riccardo Canevari
	Name:	Riccardo Canevari
	Title:	CEO and Managing Director

[Signature Page to Purchase and Development Agreement]

EXHIBIT A

Assigned Assets

1.	The Assigned Licenses.

2.	All unregistered Intellectual Property received pursuant to the Assumed Contracts, or that relates to, or is used or held for use in connection with the Assigned Licenses, including Know-How (as defined in the NanoMab License Agreement).

3.	All Registered Intellectual Property and unregistered Intellectual Property of Seller relating to the foregoing.

4.	All tangible embodiments relating to the foregoing.

EXHIBIT B

Optioned Contracts

1.	Contract Development and Manufacturing / CMC Agreements relating to the Assigned Assets